R1 RCM Inc.
401 N Michigan Avenue, Suite 2700
Chicago, IL 60611

Shannon Sobotka
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3233

Re:     R1 RCM, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 9, 2018
File No. 1-34746

Dear Ms. Sobotka:

This letter is submitted on behalf of R1 RCM Inc. (“we,” “us,” “our” or the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your correspondence dated May 3, 2018 (the “Comment Letter”). The Company’s responses to the Staff’s comments are set forth below. For your convenience, your comments have been reproduced in italics below, followed by our related response.

Item 6. Selected Financial Data
Adjusted EBITDA, page 47

1.
We note your disclosure that the use of adjusted EBITDA to measure operating and financial performance was limited by your revenue recognition criteria prior to 2017 and that the measure did not adequately match corresponding cash flows resulting from customer contracting activities. Based on this disclosure along with the adjustments made to arrive at Adjusted EBITDA, it appears that you may consider it to be a liquidity measure. Please revise to provide a reconciliation from the most directly comparable GAAP measure, Cash Flows from Operating Activities. Please also refer to Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures.

We acknowledge the Staff’s comment. We consider Adjusted EBITDA to be a performance measure because it is intended to give investors a more comprehensive understanding of the information used by our management team in financial and operational decision making, and to assist investors in their evaluation of the Company. Adjusted EBITDA does not reflect our cash expenditures or changes in, or cash requirements for, our working capital needs. Adjusted EBITDA also does not reflect cash requirements to pay taxes or other expenses that may require cash payments. Although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements or other purchase commitments, including lease commitments. For these reasons, our presentation of Adjusted EBITDA has limited value as a liquidity measure, and we do not intend to present it as a liquidity measure.
We acknowledge that the prior disclosure of Adjusted EBITDA may have inadvertently been suggestive of a liquidity measure, and therefore beginning in our Quarterly Report on Form 10-Q filed on May 10, 2018, we removed the disclosure that Adjusted EBITDA was limited by our revenue recognition criteria prior to 2017 and that the measure did not adequately match corresponding cash flows resulting from customer contracting activities. We also enhanced the disclosure regarding Adjusted EBITDA to clarify that it is presented as a performance measure as follows:
We supplement our GAAP consolidated financial statements with the following non-GAAP financial performance measure, adjusted EBITDA. Adjusted EBITDA is utilized by our Board and management team as (i) one of the primary methods for planning and forecasting overall expectations and for evaluating actual results against such expectations; and (ii) as a performance evaluation metric in determining achievement of certain executive incentive compensation programs, as well as for incentive compensation plans for employees.
Because we consider Adjusted EBITDA to be a performance measure, we intend to continue to reconcile it to the GAAP measure of net income (loss).

Reconciliation of GAAP and Non-GAAP Measures, page 47

2.
Please clarify how your measures, “gross cash generated from customer contracting activities” and “net cash generated from customer contracting activities,” are appropriately titled given that these measures include an adjustment for the change in invoiced or accrued net operating fees that do not meet revenue recognition criteria.

Prior to the adoption of ASC Topic 606, we presented “gross cash generated from customer contracting activities” and “net cash generated from customer contracting activities” because under our legacy revenue recognition criteria, net services revenue was recognized at the end of a contract or at the time of an other contractual agreement event and therefore our revenue presented on a GAAP basis varied significantly from period to period and was not reflective of our ongoing customer contracting activities or performance. As a result of our adoption of ASC Topic 606 on January 1, 2017, these measures are no longer applicable; however, we presented them for 2016 in the Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) for comparative purposes during the first year of our transition to the new revenue recognition methodology under ASC Topic 606. We did not present “gross cash generated from customer contracting activities” and “net cash generated from customer contracting activities” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 (“Form 10-Q”) and will not present these measures in future filings with the Commission, press releases or investor presentations.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.
We note that you deploy your RCM services through an operating partner relationship or a co-managed relationship. Please discuss how the two relationships affect the financial statements differently (i.e., the operating partner agreements result in greater revenue and costs vis-à-vis the co-managed agreements), and describe the mix between the two relationships for the periods presented.

During 2017 approximately 87% of our RCM net operating and incentive fees were incurred under the operating partner model and the balance was incurred under the co-managed model. In 2016 all of the Company’s net operating and incentive fees were incurred under the co-managed model. Although the Company began the transition of its services to Ascension under the operating partner model in the third and fourth quarter of 2016, revenue associated with the transition to an operating partner model for periods through December 31, 2016 was captured in the cumulative effect adjustment that was recorded upon adoption of ASC 606 on January 1, 2017.

For the Form 10-Q that was filed on May 10, 2018, on page 32, the Company disclosed the mix between the two revenue models for the periods disclosed and described how the models affect the financial statements, as set forth below:

Our primary service offering consists of end-to-end RCM, which we deploy through an operating partner relationship and a co-managed relationship. Under an operating partner relationship, we provide comprehensive revenue cycle infrastructure to providers, including all revenue cycle personnel, technology and process workflow. Under a co-managed relationship, we leverage our customers’ existing RCM staff and processes, and supplement them with our infused management, subject matter specialists, proprietary technology and other resources. Under the operating partner model, the Company records higher revenue and expenses due to the fact that almost all of the revenue cycle personnel are employees of the Company and more third-party vendor contracts are controlled by the Company. Under the co-managed model, the majority of the revenue cycle personnel and more third-party vendor contracts remain with the customer and those costs are netted against the Company's co-managed revenue. For the period ended March 31, 2018 and 2017, 97.1% and 94.2% of the Company's net operating and incentive fees were under the operating partner model, respectively. Beginning in the second quarter of 2018, in conjunction with the commencement of the Intermountain Services Agreement, substantially all of the Company's net operating and incentive fees will be under the operating partner model.

As our customer mix or relationships change, for example, the changes that may occur as a result of our acquisition of Intermedix Holdings on May 8, 2018, we will continue to provide disclosures in our filings regarding the associated impacts to our financial statements.

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Net Services Revenue (2017) (GAAP) compared to Gross Cash Generated from Customer Contracting Activities (2016) (non-GAAP), page 59

4.
We note your comparison of 2017 net revenues to “gross cash generated from customer contracting activities.” This measure, along with your presentation of “net cash generated from customer contracting activities, appear to be calculated using individually tailored revenue recognition and measurement methods. Please tell us how you determined that these non-GAAP measures comply with Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

As described in our response to Comment #2, we did not present “gross cash generated from customer contracting activities” and “net cash generated from customer contracting activities” in Form 10-Q for the three months ended March 31, 2018 and will not present these measures in future filings with the Commission, press releases or investor presentations. In addition, we will not include these measures in our discussion of the results of operations for the Year ended December 31, 2017 compared to the Year ended December 31, 2016 in our Annual Report on Form 10-K for the year ending December 31, 2018.

Revenue Recognition, page F-8
Periods commencing January 1, 2017, page F-9

5.
We note you constrain estimates of variable consideration. Please explain to us the judgments used in assessing whether an estimate of variable consideration is constrained. In this regard, describe to us the factors that resulted in the constraint of variable consideration and how the constraint will be resolved. In addition, tell us how you considered ASC 606-10-50-17 and 50-20 related to disclosures of significant judgments used in determining the transaction price.

We include estimates of variable consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.  In connection with our adoption of ASC Topic 606, we considered the application of the constraint to individual contracts within each of our revenue streams.  Although our customer contracts are longer-term in nature (generally three to ten years), significant judgments associated with estimating transaction price are limited as the Company’s customer contracts satisfy the allocation requirements in ASC 606-10-32-40.  As a result, our estimates of transaction price are typically for shorter time durations, and the uncertainty associated with the fees is typically resolved within the service period limiting the need to apply constraint for such fees.

In evaluating our application of the constraint, we concluded that we needed to constrain estimates of variable consideration associated with revenues generated from our incentive fees.  For our stand-alone PAS contracts and modular RCM services, the Company applies the practical expedient in paragraph

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606-10-55-18, for which we recognize revenue in amounts in which we invoice, as the amounts billed to our customers correspond with the value received from the services provided.

In applying the constraint to our incentive fees, we considered both the time period over which the related measurement is resolved (typically on a quarterly or annual basis) as well as the historical frequency and amount of reductions to transaction price.  Given the Company’s customary billing terms, the time value of money is not a significant consideration in estimating transaction price.  As of December 31, 2017, the refund liability associated with constraint of incentive fees represented one tenth of one percent of our 2017 Net Services Revenue. Therefore, we believe our disclosures were appropriate given the immaterial impact of constraining estimates of variable consideration in our financial statements.

Note 16. Related Party Transactions, page F-40

6.
We note that you reimburse Ascension for certain severance and retention costs related to certain Ascension employees who will not be transitioned to you. Please tell us the amount of these costs incurred in 2017 and 2016, and whether you classified the costs as expense or a reduction in transaction price and the basis for that classification.

The Company accounted for the costs as operating expenses within the “Other” category in our Statement of Operations. We believe the substance of these transactions are payments of contractual expenses of the Company by its customer as opposed to a reduction in transaction price. The Company notes the amounts involved in 2017 and 2016 were approximately $2.0 and $1.2 million, respectively. The Company also notes the amounts are approximately one third of one percent and one fifth of one percent of net services revenue in 2017 and 2016, respectively, which the Company believes are immaterial to the users of its financial statements.

Note 18. Segments and Customer Concentrations, page F-41

7.
We note that Ascension and its affiliated hospitals accounted for 66% and 31%, respectively, of your accounts receivable at December 31, 2017 and December 31, 2016; and 90% and 78% of your total net services revenue for the years then ended. Please tell us what consideration you gave to including financial statements for Ascension in your Form 10-K.

We considered the guidance set forth in paragraph 2815.1 of the SEC’s Financial Reporting Manual, and we believe that financial statements of Ascension are not necessary to reasonably inform an investor about our financial position, results of operations and or/cash flows because we provide adequate disclosure about the risk associated with our relationship with Ascension. We believe that disclosures in Note 16. Related Party Transactions and Note 18. Segments and Customer Concentrations of the Notes of the Consolidated Financial Statements contain information that is adequate to inform a reader of the financial statements of the general nature and risks associated with customer concentration. In addition, we included a risk factor relating to the

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concentration of business with Ascension in the risk factors in Part I, Item 1A. of Form 10-K, including a statement that the loss of Ascension as a customer could have a material adverse effect on our business, results of operations and financial condition. We note that Ascension is a not-for-profit entity and we do not have a contractual right to include its financial statements in our public filings.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 255-7680 or Richard Evans at (312) 324-5331.

Sincerely,

/s/ Christopher S. Ricaurte

Christopher S. Ricaurte
Chief Financial Officer and Treasurer

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